Hi firstName,

Please find a non-con deck attached and let me know if you have further questions. Also, here are the details of our community funding round, if you are interested in becoming an individual investor in AiCella:

AiCella's funding campaign is now live! You're invited to join our exclusive soft round during our testing the waters phase before we go live to the public. We expect to sell out, so we're giving our biggest supporters an opportunity to get in first.
Check out our funding page and make a reservation here: https://wefunder.com/aicella.

In the past year, AiCella has achieved a lot:
•   Developed our InsightsTM MVP Data Dashboard
•   We raised $100k in Angel Investment
•   Secured office/lab space (BioLabs, San Diego)

...and we're so excited to do even more!

This round of funding will allow us to:
•   30% to hire an additional full-time data scientist
•   20% to for outsourcing user interface improvements
•   20% for Marketing (Social media advertising)
•   20% for legal fees related to contracts and IP
•   10% Office space

We are really excited about the growth that AiCella has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming year, with your help!